Exhibit (a)(6)

June 2, 2014

Dear Members of the Board:

It has now been four months since we first contacted you to engage in a confidential and friendly dialogue regarding a combination of our two companies that provides a compelling value proposition for your shareholders. On February 18, 2014, we made a specific written proposal that provided a substantial premium valuation for Aspen’s common shares, which was rejected without any discussion, leaving us no choice but to make our proposal public on April 14, 2014. On May 7, 2014, we approached you confidentially with an increased purchase price valuing Aspen’s common shares at $49.50 per share, only to be rebuffed again without any discussion whatsoever.

The time has come to give your shareholders the opportunity to speak for themselves regarding their support for this transaction. This morning, we will be announcing our increased purchase price of $49.50 per Aspen common share from our previously announced proposal of $47.50 per share, as well as the following actions:

•	Filing a preliminary solicitation statement with the SEC seeking the support of Aspen’s common shareholders:

•	To convene a special general meeting, at which they would consider a proposal to increase the size of Aspen’s board of directors from 12 to 19 members, which would result in a majority of Aspen’s directors standing for election at Aspen’s 2015 annual general meeting; and

•	For the proposal of a scheme of arrangement by Endurance, which will entail the holding of a court-ordered meeting of Aspen shareholders at which Aspen’s common shareholders would vote to approve a scheme of arrangement under Bermuda law pursuant to which Endurance would acquire all of Aspen’s outstanding common shares on financial terms no less favorable than those contained in this increased proposal; and

•	Commencing in the near future an exchange offer for all of Aspen’s common shares reflecting the same economic terms as this increased proposal.

Increased Proposal

Under the terms of our increased proposal, Endurance would acquire all of the common shares of Aspen for $3.2 billion, or $49.50 per Aspen share (based on 66.3 million fully diluted Aspen common shares as of April 25, 2014), with a combination of cash and Endurance common shares. The consideration is calculated based on the closing price per Endurance common share on April 11, 2014, the last trading day prior to Endurance’s announcement of its initial proposal to acquire Aspen.

Each Aspen common shareholder will have the right to receive for their Aspen common shares, at their election:

•	All cash ($49.50 for each Aspen share);

•	All Endurance common shares (0.9197 Endurance shares for each Aspen share); or

•	A combination of cash and Endurance common shares (0.5518 Endurance common shares and $19.80 in cash for each Aspen share).

The election will be subject to a customary proration mechanism to achieve an aggregate consideration mix of 40% cash and 60% Endurance common shares.

Our increased proposal represents a significant increase to our initial proposal and a premium valuation meaningfully in excess of the standalone potential value to Aspen common shareholders:

•	a 25.7% premium to Aspen’s unaffected closing share price of $39.37 on April 11, 2014;

•	a 19.5% premium to Aspen’s unaffected all-time high share price of $41.43 on December 31, 2013;

•	1.16x Aspen’s March 31, 2014 diluted book value per share and 1.21x Aspen’s December 31, 2013 diluted book value per share; and

•	11.8x 2014 consensus Street earnings estimates for Aspen.

In addition to the highly attractive premium and meaningful cash component of our increased proposal, the proposal is structured to be tax-free to Aspen common shareholders with respect to the Endurance common shares they receive in the transaction.

We have received a commitment letter from Morgan Stanley for a $1.0 billion bridge loan facility that will be utilized to fund, together with cash on hand at Endurance, the cash portion of the consideration payable to Aspen shareholders. This commitment replaces the equity commitment letter previously announced by Endurance, which has been terminated with the mutual consent of Endurance and the equity investors. Our increased proposal is not subject to a financing condition, and this simplified and improved financing plan provides greater certainty around the financing of the cash portion of our proposal for the benefit of your shareholders.

In addition, as conveyed to your financial advisor on May 7th, in light of the meaningful ownership Aspen shareholders will have in the combined company, we are prepared to invite a number of Aspen board members to join the board of the combined company and to take into account appropriate transition arrangements for Aspen’s senior management.

Next Steps

The actions we are announcing this morning provide Aspen’s shareholders with formal mechanisms to voice their support for the proposed transaction; however, it has been and remains our preference to complete this transaction on a consensual basis with Aspen’s board and management. We and our advisors remain prepared to immediately begin the negotiation of a definitive merger agreement, which we are confident can be completed expeditiously.

We look forward to commencing constructive discussions with Aspen regarding our increased proposal in the coming days.

Yours sincerely,

/s/ John Charman

John Charman

Chairman and Chief Executive Officer

Endurance Specialty Holdings Ltd.